

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2025

Stephen Lemieux
Chief Financial Officer
Edesa Biotech, Inc.
100 Spy Court
Markum, ON L3R 5H6
Canada

> **Re: Edesa Biotech, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2024**
> **File No. 001-37619**

Dear Stephen Lemieux:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences